Exhibit 99.2

Hut 8 Announces ESG Goals to Drive a More Sustainable Future

The leading digital asset miner unveils a series of holistic targets around environmental, social and corporate governance (ESG) issues, from carbon removal to corporate diversity.

TORONTO, Dec. 8, 2021 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), is pleased to announce its Environmental, Social and Governance ("ESG") objectives as a part of its efforts to lead the global industry in innovation, inclusivity and sustainability.

"Technology, sustainability, inclusivity and innovation are part of our DNA at Hut 8, and we are proud to lead positive change in our sector, which we hope will build a legacy that our team and shareholders can be proud of," said Jaime Leverton, Chief Executive Officer of Hut 8.

While the Company is sharing its objectives and goals today, ESG is not a new focus for Hut 8 and has been one of its key priorities under Leverton's leadership. The primary objectives are centered around a suite of goals that extend to all aspects of corporate social responsibility, including:

Achieving carbon neutrality for scope 1 & 2 GHG emissions by 2025;

Reducing emissions through technological and operational innovation;

Fostering workplace health and safety, and maintaining zero total recordable incidents;

Focusing on corporate diversity across employee representation including the goal to achieve 25% employee representation from women;

Maintaining executive management team gender diversity of over 40% women;

Maintaining board gender diversity representation of over 30% women;

Continuing to be compliant with public company reporting and disclosure requirements; and,

Supporting and partnering with non-profit and charitable organizations that drive positive social impact and climate change efforts.

Hut 8's approach to ESG will continually adapt based on new data and insights, which are consistent and in line with our near and long-term business strategy. Our Company's long-term strategy will include actions focused on renewable energy and continued collaboration with suppliers to further reduce emissions.

In taking a proactive role in driving progress for the digital asset industry, Hut 8 became a founding member of the Bitcoin Mining Council in 2021. The Bitcoin Mining Council is a voluntary group of digital asset miners that promotes energy usage transparency and encourages the use of renewable energy sources. Additionally, Hut 8 joined the Crypto Climate Accord, which is the result of a collaborative effort inspired by the Paris Climate Agreement. As part of Hut 8's ESG goals, the Company will be referencing its disclosures against the Sustainability Accounting Standards Board (SASB) and the Global Reporting Initiative (GRI) and intends to progressively enhance these disclosures over time.

For more detailed information on Hut 8's ESG goals and accomplishments, visit:

https://hut8mining.com/investors/environmental-social-and-governance/

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. With two sites located in energy rich Alberta and a third site in North Bay, Ontario, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "believe", "estimate", "expect" or similar expressions and includes, among others, statements regarding the Company's plans, goals, targets, commitments and strategies to advance its environmental, social, and governance ("ESG") objectives, the steps the Company plans to make to meet those objectives, the Company's approach to ESG, plans to expand the Company's ESG commitments, the Company's goal of achieving carbon neutrality for scope 1 and 2 emissions, the Company's goal to maintain zero total recordable workplace safety incidents, the Company's targets concerning board and employee diversity, the Company's target dates for accomplishing any of the foregoing, and other statements that are not historically facts. Readers are cautioned that the foregoing list is not exhaustive.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including but not limited to the factors described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking statements contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or otherwise, except as required by law.

Neither the Toronto Stock Exchange nor its Regulation Services Provider (as that term is defined in the policies of the Toronto Stock Exchange) accepts responsibility for the adequacy or accuracy of this release.

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SOURCE Hut 8 Mining Corp

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For further information: Media Contact: Hut 8, dea.masottipayne@northstrategic.com

CO: Hut 8 Mining Corp

CNW 07:30e 08-DEC-21